UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
CUMULUS MEDIA INC.

(Name of Issuer)
Class A Common Stock, $.01 par value

(Title of Class of Securities)
231082108

(CUSIP Number)
Lewis W. Dickey, Jr.
c/o Cumulus Media Inc.
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
with a copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E., Suite 800
Atlanta, Georgia 30309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 11, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	231082108	Page	2	of	12 Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Jr I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		5,856,613

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,856,613

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,866,613

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	3	of	12 Pages

1	NAME OF REPORTING PERSONS John W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,129,568

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,129,568

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,129,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	4	of	12 Pages

1	NAME OF REPORTING PERSONS Michael W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,347,683

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,347,683

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,347,683

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	5	of	12 Pages

1	NAME OF REPORTING PERSONS David W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,254,352

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,254,352

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,254,352

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	6	of	12 Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Sr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		884,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		884,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	884,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	7	of	12 Pages

1	NAME OF REPORTING PERSONS DBBC, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
Explanatory Note
     The reporting persons are filing this Amendment No. 8 to Schedule 13D to report (i) the termination of that certain Agreement and Plan of Merger, dated July 23, 2007, by and among Cloud Acquisition Corporation, a Delaware corporation (“Parent”), Cloud Merger Corporation, a Delaware corporation (“Merger Sub”), and Cumulus Media Inc., a Delaware corporation (the “Company”) and (ii) to update the information previously contained in Item 5 with respect to the holdings of certain of the filing persons with respect to shares of the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of the Company.
Item 1. Security and Issuer
     This statement relates to the Class A Common Stock of the Company. The principal executive offices of the Company are located at 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.
Item 4. Purpose of the Transaction
     Item 4 is hereby supplemented as follows:
     On May 11, 2008, each of Parent, Merger Sub, the Company and ML IBK Positions, Inc. (“Guarantor”, and together with Parent, Merger Sub and the Company, the “Parties”) agreed to terminate the Merger Agreement pursuant to a Termination Agreement and Release executed by the Parties (the “Merger Termination Agreement”).
     Under the terms of the Merger Termination Agreement, the Parties have agreed, among other things: (i) that the Merger Agreement and other transaction-related documents are terminated (see Item 6. below), (ii) that Parent will promptly pay, or cause to be paid, to the Company $15 million in cash, (iii) that each Party mutually releases the other Parties and their respective employees, affiliates, representatives or agents from any claims for actions by the Parties with respect to the Merger Agreement and other transaction-related documents, and (iv) to other customary provisions with respect to confidentiality, non-disparagement and publicity.
     As a result of the termination of the Merger Agreement, the Company’s Class A Common Stock will remain listed on the NASDAQ Global Select Market and the Company will continue to file reports with the Securities and Exchange Commission as required under the Securities Exchange Act of 1934, as amended.
     In connection with the termination of the Merger Agreement, on May 11, 2008, the reporting persons (other than DBBC), the Sponsor , Holdco and Parent entered into a Termination Agreement and Release (the “IIA Termination Agreement”) relating to the Interim Investors Agreement, as a result of which the parties thereto terminated the Interim Investors Agreement.
     The IIA Termination Agreement provides, among other things, that if, within the two years following the execution of the IIA Termination Agreement, Lew Dickey, Jr. or any of the

other reporting persons reasonably anticipate that he or they will pursue or participate in specified transactions, which transactions include but are not limited to a Company “going private” transaction, such reporting person(s) will notify the Sponsor of such intention, provide the Sponsor with certain information about such transaction and, if so requested by the Sponsor, engage in good faith negotiations with the Sponsor (or an affiliate of the Sponsor) with a goal of facilitating the Sponsor’s (or such affiliate’s) participation in such transaction.
     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Termination Agreement and the IIA Termination Agreement, each of which is filed as an exhibit hereto and is incorporated by reference herein.
     The reporting persons intend to review continuously the Company’s business affairs, general industry and economic conditions and their individual capital needs. Based on such review, the reporting persons may, from time to time, individually or collectively determine to increase their respective ownership of Class A Common Stock, to sell all or any portion of their respective holdings in the Company, or to initiate, participate in, or vote in favor of, an extraordinary corporate transaction or change in control of the Company.
Item 5. Interest in Securities of the Issuer
     Item 5(a) is hereby amended and restated in its entirety to read as follows:
     (a) For purposes of calculating the percentages set forth in this Item 5, (i) the number of shares of Class A Common Stock outstanding is assumed to be 37,502,718 and the number of shares of the Company’s Class C Common Stock, par value $.01 per share (the “Class C Common Stock”) is assumed to be 644,871 (which represents the shares and options exercisable within 60 days of Class A Common Stock and Class C Common Stock outstanding as of April 30, 2008, as represented on the front cover to the Company’s quarterly report on Form 10-Q for the period ended March 31, 2008).
     Lewis W. Dickey, Jr.
     Lew Dickey, Jr. is deemed to beneficially own 5,866,613 shares of Class A Common Stock as follows:
•	2,331,052 shares of Class A Common Stock directly owned;

•	options to purchase 1,380,000 shares of Class A Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 1,500,690 shares of Class C Common Stock, which are exercisable within 60 days; and

•	10,000 shares of Class A Common Stock owned by DBBC and deemed to be beneficially owned by Lew Dickey, Jr. in his capacity as manager of DBBC.

     Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, Lew Dickey, Jr. would be deemed to beneficially own 5,866,613 shares, or 14.3% of the outstanding shares of Class A Common Stock.
     John W. Dickey
     John Dickey is deemed to beneficially own 3,129,568 shares of Class A Common Stock as follows:
•	1,750,506 shares of Class A Common Stock directly owned; and

•	options to purchase 1,379,062 shares of Class A Common Stock, which are exercisable within 60 days.
     Assuming exercise of all of the foregoing options, John Dickey would be deemed to beneficially own 3,129,568 shares, or 8.0% of the outstanding shares of Class A Common Stock.
     Michael W. Dickey, David W. Dickey and Lewis W. Dickey, Sr.
     Michael Dickey, David Dickey and Lew Dickey Sr. are deemed to beneficially own 1,347,683 shares, or 3.6%, 1,254,352 shares, or 3.3%, and 884,000 shares, or 2.4%, of the outstanding shares of Class A Common Stock, respectively.
     DBBC, L.L.C.
     DBBC is deemed to beneficially own 10,000 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock. As manager of DBBC, Lew Dickey, Jr. has voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by DBBC.
     As a result of the arrangements and various matters described in Item 4, the reporting persons may collectively be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act. As a consequence, each reporting person may be deemed to beneficially own all shares of Class A Common Stock beneficially owned by each other reporting person. Assuming exercise of all of the above-described options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, the reporting persons would collectively beneficially own, in the aggregate, 29.4% of the issued and outstanding Class A Common Stock. Other than as set forth in this Item 5, each reporting person hereby disclaims beneficial ownership of Class A Common Stock owned by any other reporting person.
     Other than as set forth above with respect to Lew Dickey, Jr. and John Dickey, none of the shares of Class A Common Stock reported in this Item 5 are shares as to which any reporting person has a right to acquire that is exercisable within 60 days. None of the reporting persons beneficially owns any shares of Class A Common Stock other than as set forth herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby supplemented as follows:
     The Merger Termination Agreement and the IIA Termination Agreement (each of which are defined and described in Item 4, and which definitions and descriptions are incorporated herein by reference) is filed as an exhibit hereto and is incorporated by reference in its entirety into this Item 6.
     In connection with the termination of the Merger Agreement, the reporting persons and the Parties have terminated the Equity Financing Commitment, the Debt Financing Commitment, the Equity Rollover Commitments and the Voting Agreements (as such terms are defined in the Merger Agreement).
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby supplemented by adding the following exhibits:

Ex.	Name

99.18	Termination Agreement and Release, dated May 11, 2008, by and among Cloud Acquisition Corporation, Cloud Merger Corporation, Cumulus Media Inc and ML IBK Positions, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K filed on May 12, 2008).

99.19	Termination Agreement and Release, dated May 11, 2008, by and among Cloud Holding Company, LLC, Cloud Acquisition Corporation, MLGPE Fund US Alternative, L.P., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey and Lewis W. Dickey, Sr.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person certifies that the information set forth in this statement is true, complete and correct.
Dated: May 12, 2008

/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.

*

John W. Dickey

*

Michael W. Dickey

*

David W. Dickey

*

Lewis W. Dickey, Sr.

DBBC, L.L.C.

By: *

Name: Lewis W. Dickey, Jr.
Title: Manager

By:	/s/ Lewis W. Dickey, Jr.
Lewis W. Dickey, Jr.
as Attorney-in-Fact